Exhibit 99.5
Earnings Call

Infosys Earnings Call Q3 FY23

January 12, 2023

CORPORATE PARTICIPANTS

Salil Parekh

Chief Executive Officer & Managing Director

Nilanjan Roy

Chief Financial Officer

Sandeep Mahindroo

Financial Controller & Head Investor Relations

analystS / INVESTORS

Nitin Padmanabhan

Investec

Bryan Bergin

Cowen

Apurva Prasad

HDFC Securities

Mukul Garg

Motilal Oswal Financial Services

Sudheer Guntupalli

Kotak Mahindra AMC

Moshe Katri

Wedbush Securities

Pankaj Kapoor

CLSA

Ankur Rudra

J.P. Morgan

Vibhor Singhal

Nuvama Equities

Sameer Dosani

ICICI Prudential AMC

Rahul Jain

Dolat Capital

Girish Pai

Nirmal Bang Securities

Moderator

Ladies and gentlemen good day and welcome to the Infosys Limited Earnings Conference Call. As a reminder all participant lines will be in the listen-only mode. Should you need assistance during the conference call, please signal and operator by pressing "*" and then "0" on your touchtone telephone. After today's presentation there will be an opportunity to ask question. To ask a question you may press "*" then "1" on your telephone keypad. To withdraw your question please press "*" then "2". Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo. Thank you, and over to you, Sir!

Sandeep Mahindroo

Thanks, Inba. Hello, everyone, and welcome to Infosys earnings call to discuss Q3 FY23 financial results. Let me start by wishing everyone a very happy New Year.

Joining us here on this call is CEO and MD, Mr. Salil Parekh; CFO, Mr. Nilanjan Roy and other members of the senior management team. We will start the call with some remarks on the performance of the company by Salil and Nilanjan, subsequent to which we will open up the call for questions.

Kindly note that anything which we say that refers to our future outlook is a forward-looking statement that must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov.

I would now like to pass on the call to Salil.

Salil Parekh

Thanks, Sandeep. Good evening and good morning to everyone on the call. Thank you for joining us.

We are delighted to share with you that our Q3 performance was strong with year-on-year growth of 13.7% and quarter-on-quarter growth of 2.4%. This performance was in a seasonally weak quarter for us and amid a changing global economy. We continue to gain market share.

Growth in Q3 was broad-based, with most industries and geographies growing in double digits in constant currency. Growth in constant currency for nine months of FY23 was 17.8% compared to the same period of FY22. Our large deal value was $3.3 bn, the highest in eight quarters. With 32 large deals, this is the largest number of large deals in our history, 36% of this is net new. Our pipeline of large deals remain strong.

Our digital revenue grew at 22% in the quarter in constant currency and are now close to 63% of our overall revenue. Our core services revenue grew at 2.4%. We are seeing growth in both areas of our business, digital and core services. This is a testament to our industry-leading digital capabilities, including our Cobalt Cloud capability and our industry-leading automation capabilities, both of which are resonating with our clients.

Our large deal pipeline is seeing increased traction for automation and cost efficiency programs. Our results reflect our deep-rooted client relationships, coupled with client-centric strategy, differentiated digital and cloud capabilities, strength in automation and the ability to pivot our business rapidly to changing client needs.

Our cloud revenues continue to have healthy growth this quarter. Our clients are focused on accelerating the digital and cloud transformation, both to grow and to become operationally more efficient. They trust us to partner with them through the complexity of managing this change because of our differentiated capabilities. Our industry-leading cloud offering, Cobalt, is playing a key role in helping them navigate the digital transformation.

Two examples of this,

-	Cobalt is helping accelerate business growth and resilience for a large telco and making their decision-making more data driven.
-	We are supporting a leading aerospace company by automation of their customer experience area, leveraging a modernized technology infrastructure, driving material cost efficiency.

Strong growth was accompanied by stable operating margin at 21.5%. This was driven by healthy revenue growth and cost optimization benefits. Our operating margin for the first nine months of FY23 was at 21%, in-line with our margin guidance.

Our voluntary quarterly annualized attrition continues to decline steadily and reduced by 6 percentage points sequentially to well below 20% for this quarter.

We are encouraged by the immense confidence and trust that clients have in us. The signs around us, around the slowing global economy are visible. Some areas such as mortgages and investment banking and financial services industry, telco, high-tech and retail are more impacted and that is leading to delays in decision-making and uncertainty in spending in these areas. We are confident that the strength of our digital and cloud capabilities and our automation capabilities will continue to position us well in the market. We are keeping a close watch on the global economy.

Driven by our growth of 17.8% in constant currency for the first nine months of FY23 and strong large deal value for Q3, we are increasing our revenue growth guidance, which was at 15% to 16% earlier to 16% to 16.5%, despite the changing global economic conditions. We are retaining our operating margin guidance for FY23 at 21% to 22%. We anticipate to be at the lower end of this range.

Thank you. And with that, let me request Nilanjan to share other updates.

Nilanjan Roy

Thanks, Salil. Good evening, everyone and thank you for joining this call. Let me start by wishing everyone a very happy and safe 2023.

Q3 was another quarter of resilient performance. Our revenue grew by 13.7% year-on-year and 2.4% sequentially in constant currency terms, despite seasonal weakness. Most of our business segments and geos grew in double digits year-on-year in constant currency. Specifically, manufacturing grew by 36.8%, EURS by 25.9% and Europe grew by 25.3%.

Digital revenues constitute 62.9% of total revenues and grew by 21.7% year-on-year in constant currency. Core revenue saw another quarter of growth reflecting the accelerated client focus on cost take-out.

Client metrics continue to remain strong with year-on-year increases in client counts across revenue buckets. Number of $50 mn clients increased by 15 to 79, number of $200 mn clients increased by 5, while number of $300 mn clients increased by 3 over the same quarter last year, reflecting our strong ability to mine top clients. During the quarter, we added 134 new clients.

Utilization, excluding trainees, reduced to 81.7%, reflecting seasonality and employees joining the bench post completion of their training. On-site effort mix remained stable at 24.5%.

Quarterly annualized attrition continued to trend downwards and reduced further by another 6% during the quarter. This is the lowest quarterly annualized attrition in the past seven quarters. Consequently, LTM attrition reduced to 24.3% as compared to 27.1% in Q2. We expect attrition to reduce further in the near-term.

Revenue growth was 17.8% in constant currency terms over nine months FY23. Operating margin for the same period was 21.0%, in-line with the lower-end of our full year guidance as called out earlier.

Q3 operating margin remained steady at 21.5%. The major components of QoQ margin movement are as follows:

Tailwinds of

-	approximately 40 basis points due to benefits from Rupee depreciation and cross currency, offset by lower benefits from revenue hedges.
-	70 basis points from cost optimization, including lower subcon.

This was offset by headwinds of

-	30 basis points from higher SG&A and
-	the balance 80 basis points due to seasonal weakness in operating parameters, higher third-party costs, furloughs etcetera.

Q3 EPS grew by 13.4% in Rupee terms on a YoY basis.

DSO increased by three days sequentially to 68, reflecting higher billing during the quarter. Our balance sheet continues to remain strong and debt-free. ROE increased by 2.2% YoY to 32.6%. Free cash flow for the quarter was $576 mn, a conversion of 72% of net profit. YTD FCF was $1.8 bn, which is implying a conversion of 81% of net profits.

Yield on cash balances increased to 6.3% in Q3. Q3 marked the 30th consecutive quarter of delivering positive forex income despite the volatile currency environment. Consolidated cash and investments declined from $4.79 bn last quarter to $3.91 bn, consequent to $1.32 bn being returned to investors towards interim dividend and buyback.

We initiated the buyback on December 7th and till date have bought back $31.3 mn shares worth ₹4,790 crores or 51.5% of the total authorization of ₹9,300 crores at an average price of approximately ₹1,531 per share compared to the maximum buyback price of ₹1,850 per share.

Coming to segment performance

We signed 32 large deals in Q3, which is the highest ever. TCV was $3.3 bn, the highest in the last eight quarters with 36% net new. 7 large deals were in Retail, 6 each in Financial Services and Communications, 5 each in EURS and Manufacturing, 2 in Life Sciences and 1 in Hi-Tech. Region-wise, this was split by 25 in the Americas, 5 in Europe and 2 in the rest of the world.

Growth in Financial Services was impacted due to a higher-than-normal furloughs and some specific project closures. Deal pipeline continue to be strong and oriented towards cost takeout and tech/ops transformation transformation. Our competitive position in the industry as demonstrated in the past years, remains very strong.

Retailers are seeing uncertainty on consumer spending as a result of high inflation, high interest rates and softer economy. However, at the same time, direct-to-consumer and digital commerce are opening up many new opportunities on the back of our growing presence in leading e-commerce platforms and also our very own Infosys Equinox.

We have healthy deal flow in the Communications segment, along with continued steady pipeline. However, cost pressures and economic concerns continue on the client side impacting discretionary budgets.

Energy, Utility, Resources and Services Segment reported strong growth along with healthy level of large deal wins during the quarter. The deal pipeline is strong and on increasing trend versus the previous quarter, given medium-term growth visibility.

Manufacturing segment continues to be robust, supported by healthy pipeline of deals in both traditional and new technology areas. We are helping clients across engineering, IoT, supply chain, cloud ERP and digital transformation, including helping clients accelerate their journey to the cloud.

We continue to see caution around budget and spending for consumers in the Hi-tech segment, especially around discretionary spend areas.

For Digital service capabilities in Q3, we have been ranked as leader in 7 ratings for our cloud services, digital engineering services and Salesforce implementation services. We have also been positioned as a major player in 7 ratings for our IoT and engineering, security and automation services.

We believe, the structural levers for medium to long-term growth for the industry remains intact and Infosys is well positioned to support its customers in their transformational journey.

With strong revenue performance in the first nine months of the year, the revenue guidance for FY23 has changed to 16% - 16.5%. Operating margin guidance band remains at 21% - 22% for the year. And as mentioned previously, we expect to be at the lower end of the range.

With that, we can open the call for questions.

Moderator

Thank you very much. We will now begin the question-and-answer session. The first question is from the line of Moshe Katri from Wedbush Securities. Please go ahead. It looks like Mr. Katri’s line is dropped. In the meanwhile, we will move to our next question, that is from the line of Nitin Padmanabhan from Investec. Please go ahead.

Nitin Padmanabhan

Yes. Hi, good evening and thank you for the opportunity. My question was around the increase in cost of software packages, that is up by almost $69 mn sequentially. How should we think of this cost, do you think this incremental $69 mn will be a sticky number out there or do you think it’s sort of representing the headwind -- instead come-off going forward? And is this sort of a pass-through in nature, that is the second sort of clarification on the same thing? Thank you.

Nilanjan Roy

Yes, Nitin. So the $69 mn is a combination of software, it is other deals which we do which have DaaS etcetera. It could be infrastructure. So, these are part of our integrated services offering. These come with both manpower component and sometimes they also come with an attachment of these services. So that is the way we do it. It’s an integral part of our service offering.

We have to see where we end up for Q4, but I think, this is part of our overall offering and it is actually giving us traction in the market in many of our service lines.

Nitin Padmanabhan

Sure. So it is a pass-through in nature in a way, is that correct? And basically, at least earlier in the past, we have suggested that the new level would sort of sustain. So, in the new operating model, this is sort of sticky thing that continues, is that assessment fair – longer time?

Nilanjan Roy

Like I said this is integrated with our services offering, so they are not just standalone deals we do, they come with the service element as well. So that is the way you have to look at these deals.

Nitin Padmanabhan

Sure, fair enough. Thank you so much and all the best.

Moderator

Thank you. Our next question is from the line of Bryan Bergin from Cowen. Please go ahead.

Bryan Bergin

Hi, good evening. Thank you. Why don’t you just clarify some comments around demand? I am curious, if you would say there is a material change in the way that clients are behaving now versus three months ago, in your reported 2Q, because the areas you are citing weakness, I think were the same ones, the pockets of weakness that you talked about. I am really just trying to understand if you think there has been a real change to spending and contracting there or more broadly the same?

Salil Parekh

Hi, thanks for the question. What we are seeing today, in addition to what we said last quarter, for example in financial services beyond mortgages, we see the investment banking side of our clients as well are showing an impact of the economic environment; and they are in telco, hi-tech and retail, in some clients. So, we do not see a material change, but there are within financial services one more area that we see some of the impact coming in.

Having said that, we have, for example clients in energy or utilities or manufacturing, those industries are still looking quite strong in terms of their outlook.

Bryan Bergin

Okay, that is helpful. And then on the large deals, the renewals were a big component of that TCV and you have also cited benefits from consolidation in the commentary, are you taking any different approach as it relates to proactive renewals to try to drive more vendor consolidation opportunities?

Salil Parekh

Some large deals, as you pointed out, we have had a very strong result, $3.3 bn and 32 deals. We see the focus which we had on transformation continue. But outside of the industries that we discussed before, where there is some impact, we see huge cost automation, cost efficiency plays across all industry segments. And there, we have, we believe, very strong capability, which is helping us. And within all of those discussions, we see areas where there is vendor consolidation. The approach we have put in place is similar to what we have had in the past. However, we see, given our market share gain over the last several quarters, many clients are looking at us, when they start to narrow the list in their vendor consolidation.

Bryan Bergin

Okay. Thank you very much.

Moderator

Thank you. The next question is from the line of Apurva Prasad from HDFC Securities. Please go ahead.

Apurva Prasad

Good evening. Thank you for taking my question. Salil, I'm not asking for any guidance for '24 or ahead, but would appreciate your comments. And generally, the visibility that you have for the year ahead, so how different would it be versus typically this time of the year? So perhaps any comments on pipeline or pipeline-to-TCV conversion?

Salil Parekh

Thanks for the question. I think, as you rightly said, we are not in a position to provide the guidance for the year, which starts in April. Pipeline, we have a very strong large deals pipeline. So we are feeling good that the pipeline is at a level which is in good shape. We see good traction of large deals, and we have seen more-and-more relevance, connect with our clients on the cost efficiency and automation plays and in the areas, in the industries where there is economics support, a good traction of Cobalt and the digital transformation plays. So the pipeline is looking quite good today, based on what we see in the deals flow.

Apurva Prasad

Got it. And Salil, we called out IB, mortgage and parts of telecom, hi-tech and retail, is there any vertical trend for deals between transformation, the ones that are transformation in nature and deals that are more on the cost optimization across verticals?

And the second part to that is, do you see any moderation in new client acquisition channel with more vendor consolidation deals happening? This was something which had very strong traction more recently.

Salil Parekh

On the first part, we see some of the growth transformation plays impacted in those industries that we talked about, for example, mortgage, investment banking, retail, hi-tech, etcetera. The cost efficiency plays everywhere. So we see that even in programs let's say, in the energy sector or manufacturing. There, and in many places, we see essentially clients looking to use the cost efficiency to fund the transformation because in many cases, they still need to drive digital or cloud transformation to keep their market growth or their client connect, customer connect going. So that is how we see that play right now.

Apurva Prasad

And Salil, on the other part on the new client acquisition, with more vendor consolidation rates.

Salil Parekh

Yes, there on new clients, we have seen -- while we don't disclose the number, we have seen a very good new client acquisition in Q3. And on vendor consolidation -- there's no contradiction in there to at least -- both are carrying on within our sales expansion, new client acquisition continues to be important as well. What we are seeing is on several discussions, clients are looking, especially if they have six or seven vendors, they want to narrow it down to one or two or three, and we are appearing to be beneficiaries in quite a few of those discussions.

Apurva Prasad

Got it. Thank you and all the best.

Salil Parekh

Thank you.

Moderator

Thank you. Our next question is from the line of Mukul Garg from Motilal Oswal Financial Services. Please go ahead.

Mukul Garg

Sure. So Salil, I have two questions. First, on the strong TCV wins this quarter. Can you at least qualify how much of the strength was on account of share gains, which you guys have made, versus the resilience, which is there on the technology spend? Because if you look at the broader market commentary, and you have also highlighted retail as one of the weaker areas, whereas you got seven large deals in retail. So if you can just help us break out these two, to get a sense of the deals win momentum?

Salil Parekh

I think the large deal momentum for us is really a function of what we have seen that we have put in place, we still, within this mix of $3.3 bn, have digital transformation deal, and we have cost efficiency automation deals. What we mean by some of the industry callouts, for example, retail or telco, is, there are some clients, it is not everyone in that industry, but there are some clients which are getting impacted by the economic environment. We have been quite focused, we have a broader portfolio. So for example, you saw that in retail, we have those large deals there, it is a mix between transformation and cost efficiency automation. And so many times when clients feel an impact of the economic environment, there might be a greater need for the cost efficiency play as well. So we are ensuring that both of those engines continue to work well with our clients.

Mukul Garg

Right. And another question was on the margin side. You guided for margins of 21%-22% band, with margins towards the lower end. Can you just help us with the -- what are the pools which you are seeing on profitability, given that the supply scenario is easing rapidly? Is there some portion of the pressure which is on account of the higher share of cost efficiency deals, which you guys are winning with initial ramp-up cost? Because if you look at Q4, obviously, Q3 also had the pass-through business, which got impacted. I'm assuming, as Nilanjan mentioned, there was some seasonality into that.

Nilanjan Roy

Yes. So I think like we mentioned, the reason for Q3 margins, we have already given the breakdown. So as we look ahead, see the levers which we have, one is, utilization. And you have seen at 81.7% - this is probably, I think, one of the lowest in the last three to four years since I've been here. So that is one lever which we will have.

And as we start putting these freshers onto the production floor, you will automatically get a pyramid benefit. So that will be a double value benefit for us.

We also have subcons today, we have dramatically reduced our subcons literally in three quarters. We were 11% plus, we are at 8.7%. Historically, we have been at 7%. If you look at our pricing, it has been quite stable. And historically, this is one lever which always used to drag down, repeatedly, due to discounts on renewals, et cetera. And as of now, we have not seen that at all. We continue to push with clients on where all we can get price increases.

Automation – in terms of our own workforce continuing to operate that and that is a steady lever which we have. So we are continuing to use these levers as we look ahead, and we will continue to deploy them.

Mukul Garg

Right. So, is it fair to assume that we should see at least better profitability in the next quarter, given that we have a number of levers with us?

Nilanjan Roy

So we have given a guidance for the year. You have seen in the first nine months, and that should give a good indication of what could Q4 be.

Mukul Garg

Fair enough. Thanks for taking my question. I’ll get back into the queue.

Moderator

Thank you. Our next question is from the line of Sudheer Guntupalli from Kotak Mahindra Asset Management. Please go ahead.

Sudheer Guntupalli

Good evening gentlemen. Thanks for the opportunity and congrats on a good quarter. Salil, during some of the previous macro uncertainties like Brexit, within a few weeks of the vote, we had seen some of our large clients canceling and ramping down projects. This time, even on the tough comps, the pace of growth moderation is much lower than what many people have been anticipating.

And many forward-looking indicators like deal wins, pipeline and CIO surveys still continue to be very strong, even 11, 12 months into this macro concerns. So having seen the previous three to four macro downturns, how do you nuance the current cycle, especially on the variable of the resilience of IT service spends?

Salil Parekh

So, thanks for the question. It's always difficult to compare across cycles. From the perspective of Infosys, my sense is what you mentioned earlier, we are still seeing the pace of change when there is change within an industry or a client to be not rapid. And we are also seeing that the opportunities for cost optimization and efficiency are expanding within the work that we are doing. So in many ways, we are in a good position to be able to work on both sides.

And so while it is difficult to predict what the way the situation in the economy will evolve, we feel quite balanced. Our sales team is quite agile. We have pivoted quite quickly and developed various points of view on different efficiency scenarios in different industries that we feel comfortable that the pipeline is looking good at this stage, and we will continue to work on that.

Sudheer Guntupalli

Sure. Thanks Salil. So, is it a right understanding to say that we are now in a much better position to navigate this macro weakness, probably through more than enough compensation from the cost efficiency deal and vendor consolidation deal? Is that a correct interpretation?

Salil Parekh

The way we see it is we have both components of -- at least the two large components the clients are looking for, we have good industry-leading capability. So it's really a function of how a specific industry or subindustry or a client will evolve. But we have positioned ourselves to make sure that we can support our clients in that area.

Sudheer Guntupalli

Sure. Thanks Salil. All the best for the future.

Moderator

Thank you. Our next question is from the line of Moshe Katri from Wedbush Securities. Please go ahead.

Moshe Katri

Thank you, and happy New Year, and congrats on strong execution in a pretty tough environment. I have a three-part question. First, March guidance upgrades is pretty unusual from a seasonality perspective and given the macro concerns. So it seems like you have better visibility, now, can you share any views on the budget cycle itself? We were kind of concerned over slippages, maybe a month or two, budget delays. Are you seeing any of that or you think that budget will be awarded or finalized as on time this time?

Salil Parekh

Thanks Moshe. On the budget, so far, we have seen, in some clients and especially in the industries we have called out, some areas where there has been slowness in deciding or some changes, especially on some discretionary work. So we mentioned hi-tech, for example or mortgages or bank, investment banking. So all of those ones that we mentioned before.

But we don't see a broad-based change. Equally, we do see good behavior with the budgets moving ahead as in the past, with energy, utilities, manufacturing. So, it is not like one answer that it’s a little bit by industry or sub industry somewhat different.

Moshe Katri

Understood. And then you, in the press conference, you mentioned that about a 1/3 of your new or 1/3 of TCV came in from new logos. Can you remind us, is this within the range of what you've seen in the past in terms of mix of new logos versus renewals?

Salil Parekh

Referring to the large deals, $3.3 bn, there was 36% net new. That is in the range where we do - some quarters it's lower, some quarters higher, but these numbers are not unusual.

Moshe Katri

Okay. And then the final question is for Nilanjan. When we met in Bangalore back in December, you pointed to pivot in the nature of the new deals flow towards, as you said, cost optimizations and vendor consolidation. Obviously, this is what you're seeing. Are these deals typically less dependent on clients' budgets, given the fact that you're taking over a specific function with the objective of reducing delivery costs? And is there any difference in profitability levels here in terms of these projects versus some of these projects that you've been doing in the past few years? Thank you.

Salil Parekh

So in that, I think the way you described it, these are not fully correlated with the budget of a client. In many instances these are areas where given the evolving economic situation, clients are looking to reduce their tech spend across the enterprise, in many cases, use some of that savings to fund transformation programs. It sometimes gets coupled with vendor consolidation. So let’s say – there are clients who may have five or six vendors and when we benefit from the consolidation we see tremendous efficiency that can be created. Our automation tools become quite useful. We typically add automation on our ongoing programs, which give an annual benefit. But when we see something of scale where we have not been involved earlier, we have an ability to provide a much greater benefit. In aggregate, the profitability of these deals is within the range of the rest of our company and especially has been more-and-more over time leverage the automation tools and our capabilities, we see these becoming stable high profit deals.

Moshe Katri

That is very helpful. Thank you.

Moderator

Thank you. Our next question is from the line of Pankaj Kapoor from CLSA. Please go ahead.

Pankaj Kapoor

Yes. Hi. Thanks for the opportunity. So, my first question is on the smaller deals, which are less than, say, $50 mn TCV. If you can give some qualitative color on how your win and pipeline in that basket has been moving? Is it higher, lower versus, say, what it was six months back?

Salil Parekh

Thanks for the question. We don’t typically disclose much about those deals. Overall, we have a good healthy pipeline while we publicly disclose more about the larger deals.

Pankaj Kapoor

Understood. And Salil my second question is on these cost takeout deals. Can you give some sense on how the pricing in such deals behaving? Are you seeing the pressure there more than normal, either because clients are pushing for more discounts or because of competitive intensity?

Salil Parekh

So there, the pricing in Q3, we have seen quite stable within the mix, we have not seen a change. Typically, it is really a function of what type of focus that clients have, which industry they are in, as we have not seen, at least in Q3, in the deals that we have closed in the discussion we have had, a big change on that. It looks stable at this stage.

Pankaj Kapoor

Thank you and wish you all the best for ’24.

Moderator

Thank you. Our next question is from the line of Ankur Rudra from J.P. Morgan. Please go ahead.

Ankur Rudra

Hi, thank you and congratulations on strong headline numbers there. I'm going to try Pankaj's question in a different way. You mentioned in previous calls that the mix of deals was changing in favor of smaller deals. And that is why the headline, TCV was declining, but growth was still quite healthy. This time, of course, both have done well. Do you think the mix of deals is still the same as it was in the last year before this quarter?

Salil Parekh

Hi, Ankur this is Salil. I am not clear on the mix of deals on the previous discussions. But just looking backwards, we see the mix of deals remaining in good shape across the board. There are some quarters in which there are disproportionate number of larger-sized deals. But in general, we do not have a pattern in that, at least that is evident in Q3 here.

Ankur Rudra

Okay. All right. The next question I wanted to check, Salil, again, was on the US business. The headline growth seems to sort of slipped down to close to low double digits, whereas the Y/Y growth has been led by very strong performance in Europe and manufacturing.

Do you worry about the US business it is sort of slower than Europe it is not the case in the rest of the industry then many of your peers?

Salil Parekh

So there, Ankur, our view is, we have had very strong growth in the US at over 10% in Q3 in constant currency. Europe, of course, has been a standout in the growth that we have had. We feel the traction, the pipeline, the work remains pretty strong, as we have described earlier, across the two dimensions, transformation and cost, across the geographies.

If you look at the economic situation, we do see the European side a little more impacted, but we see good traction on the pipeline on both sides. We had a very successful Europe program over the last 18, 24 months, and that is also helping us with the growth in this quarter.

Nilanjan Roy

I mean out of our 32 large deals this quarter, 25 were actually in the Americas. So I think -- just to, show that we have a very strong pipeline there.

Ankur Rudra

Understood. Maybe a last question over here was on pricing and contract profitability in the projects you are winning right now, especially the large number of big deals this time you signed. How is that trending? Is that improving, staying the same or maybe becoming a bit lower than before?

Nilanjan Roy

These are for the new deal signings?

Ankur Rudra

Yes, new deal signings this quarter. How is that trending versus before?

Nilanjan Roy

No, I don't think anything is unusual. Yes, absolutely new deals, I mean since many clients want the productivity, efficiencies upfront. So we always see that the initial part of the deals will be lower-than-portfolio margins.

But like we have shown in the past, at the same time, our existing deals are reaching higher profitability, and that offsets some of this pressure which is coming from the newly signed deals, where the margins will typically be lower. But nothing unusual on the trends.

Ankur Rudra

Okay. Appreciate it. Thank you for the color and best of luck.

Moderator

Thank you. Our next question is from the line of Vibhor Singhal from Nuvama Equities. Please go ahead.

Vibhor Singhal

Hello. Yes. Hi. Thanks for taking my question and congrats on a solid quarter. So, Salil my question -- I have just two questions. One, I wanted to basically get an idea on -- I mean you've seen attrition coming down in this quarter quite sharply. And as you mentioned in your opening remarks as well, so how do you see the trend of this attrition going forward, of course, downwards? And how do you believe the benefit of this could actually percolate to our margins? Again, not asking for objective guidance of a number. But in terms of the direction, do you think it is going to aid our margins? Or do you think most of the impact of this is already built into the numbers that we have currently?

And my second question was majorly on the geography of Europe. So just wanted to pick your brain on how the conversations with the clients are happening in that part of geography, specifically if you could maybe break up between Continental Europe, Eastern Europe and in the UK?

And which pockets of those geographies do you think are looking more softer? Or is there more of delayed decision-making in that part of the geography?

Nilanjan Roy

I'll take the first one on the lower attrition. Absolutely, we have seen this coming down. And like we said, even in the future in the next quarter, at least until -- what we are seeing the latest initial figures we are seeing this coming down.

Absolutely, this should have a positive impact on margins. I mean, during the year, whether it was stretched hiring on laterals, whether it was the compensation hikes we did, that really impacted our year-on-year margin story.

So as looking ahead in attrition, as an impact both the macroeconomic and also the internal policies we are doing in terms of promoting within, etcetera, should benefit us.

Salil Parekh

On Europe, I think the way we see - some 25% of our business in Europe, and we have a few countries. In the countries we operate in, we see some slowing, some economic impact in Germany. There is some in the UK, less so in the Nordic countries at this stage.

But overall, the coloring is a little bit more by the industries that we mentioned earlier in the call, which are across sort of on a global perspective. But relatively, Europe seems a little bit more impacted today than certainly the US.

Vibhor Singhal

Got it. If I can just maybe drill down just a little bit more, any specific color that you can provide on European Retail and European Manufacturing segments?

Salil Parekh

So there, we don't necessarily provide that much sort of granularity, same comments on a global level on manufacturing that we mentioned earlier and for energy, which is looking stronger, and more sort of, let's say, attention to the economy on retail in this case.

Vibhor Singhal

Got it. And the softness in retail, do you believe it is, as of now, confined to the retail stores and maybe percolate, and you could in your discussion with clients, do you see percolating down to the CPG companies and probably other ones as well? But as of now, if you it is limited to more of the retail stores that we are talking about?

Salil Parekh

So within retail, we have not called out any specific subsegment, at least in our commentary. We have not gone down to that granularity in our public statements.

Vibhor Singhal

All right. Got it. Thanks for taking my questions and wish you all the best.

Moderator

Thank you. Our next question is from the line of Sameer Dosani from ICICI Prudential Asset Management. Please go ahead.

Sameer Dosani

Thanks a lot. Just one question around Europe again. If I look at your commentary around regions in North America versus Europe, Europe looks more cautious overall. But if I look at performance for the last few quarters, I think Europe has been performing better than North America as a whole.

So, do you think this impact of the cautiousness is yet to reflect in the numbers and you see more growth trajectory will be a little more affected, going forward, in your thoughts around that?

Salil Parekh

I think, in Europe, there is two different things. We have had a very strong Europe program, both on transformation and cost over the last 18, 24 months. So, some of that comes through in the benefits we see, even in this quarter.

The commentary or the view is more to share what we are seeing just in the economic activity. And again, we see the coloring more by industry, which is a little bit global as, opposed to just specifically across the board in a geography.

Sameer Dosani

So the outlook -- I mean, do you think the outlook that you're giving will reflect in the numbers in medium term in the next two quarters because till now, it has been an outperformer versus the overall portfolio? Thanks.

Salil Parekh

So there, we have given a view on outlook only up until March this year, so we will come up with a guidance for the next financial year at the end of this quarter.

Sameer Dosani

Okay and that is it from my side. Thanks.

Moderator

Thank you. Our next question is from the line of Girish Pai from Nirmal Bang Equities. Please go ahead. Mr. Girish Pai, could you please unmute and go ahead with your questions? As there is no response from this connection, we will move to our next question, that is from the line of Rahul Jain from Dolat Capital. Please go ahead.

Rahul Jain

Yes. Hi. Thanks for the opportunity. Firstly, we commented that manufacturing is doing well for us, but actually the vertical is doing exceedingly well in European region, where it is up 60% YoY, but is much weaker in the US, where it is up 7% YoY.

So, what is that we are doing so well in Europe? Is it led by a few very crucial deals? Or it's more holistic? And why it's different in the US?

Salil Parekh

So, thanks for the question. Within the industry, we don't typically comment on a client, multi-client level activity. But we do have good traction, as you pointed out, within a European business in manufacturing.

Rahul Jain

Okay. And another thing was on digital revenue. For the quarter, it is up 17% YoY or let say, CC would be 20% or 21%. This is like our slowest ever since we have been giving this time series on digital revenue. So is this a bit worrying? Or is it more because of the furlough and any other factor?

Salil Parekh

So there, it's partially due to some of the changes that we were discussing earlier where in certain industries and sub industries. We see much more attention to the economic environment. And there, we see some of the digital or transformation work being slower, where we see much more focus across the board on the cost and automation plays.

Rahul Jain

Got it. And lastly, if I can, the margin impact of furlough was too high in the quarter. How has this shaped up in the current month? Are these clients resumed to normalcy now? Or the pain remains extended in Q4 as well?

Nilanjan Roy

So we will have to see how it goes, it is a bit too early to say what is going to be the Q4 outlook on that.

Rahul Jain

Okay. That is it from my side. Thank you so much.

Moderator

Our next question is from the line of Girish Pai from Nirmal Bang Securities.

Girish Pai

Yes. Thank you for the opportunity. I just wanted to understand with cost optimization deals more in the pipeline and in the TCV, has the average deal tenure gone up in the last couple of quarters?

Salil Parekh

So, thanks for the question. We don’t typically comment on the deal tenure in terms of public statements.

Girish Pai

Okay, you said that the third-party items, have given you a lot of traction in terms of getting deals. Now the number has gone up from about less than 2% of revenue to almost like -- I think this quarter is -- in this quarter, it comes to almost 6.5% of revenue. Do you see this number going up in the coming quarters and years?

Nilanjan Roy

Like I said, our offering is quite holistic. In some cases, many of the cloud-based deals come with services, there could be licenses, there could be DaaS. So more and more integrated deals.

And then you go to IT as a Service, which is really sort of very holistic, we could see this. But I mean, it may vary from quarter to quarter, you could have some quarters which are up. But there's nothing to say that in the long run where this is going. It's a bit early to say that.

Girish Pai

Okay. And lastly, from a competitive landscape perspective in the vendor consolidation deals, who are the ones losing out? Are these the global MNCs or these are typically Tier 2 vendors?

Salil Parekh

Again, on those, we don't specifically comment on where we are getting the benefit of the consolidation. We are seeing some benefits coming through with large clients.

Girish Pai

Ok, thank you very much.

Moderator

Ladies and gentlemen, that was the last question. I now hand the conference back to the management for closing comments.

Salil Parekh

Thank you, everyone, for joining us. Fantastic to have our Q3 close out, 13.7% growth, 21.5% operating margin, $3.3 bn in large deals, very happy with that outcome.

We can see a guidance increase on our growth for that. And we can see both sides of our business on transformation, digital work and core services, cost automation working well.

And so we feel good with the current environment and how we can play and support our clients on both sides.

Thank you all for joining us, and we look forward to catching up during the quarter. Thank you.

Moderator

Thank you. Ladies and gentlemen, on behalf of Infosys Limited, that concludes this conference. Thank you for joining us, and you may now disconnect your lines.